[redacted]

SEC Mail Processin SI 10028951 ISSION
Section

MAR 01 2010

Washington, DC
110

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Performance Trust Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

500 West Madison, Suite 350
(No. and Street)

Chicago	**Illinois**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen — **312-521-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James V. Lorentsen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Performance Trust Capital Partners, LLC**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

"OFFICIAL SEAL"
CAROLINE P. PERRY
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 9/29/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Member
Performance Trust Capital Partners, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of Performance Trust Capital Partners, LLC (the Company) as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Performance Trust Capital Partners, LLC as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

Performance Trust Capital Partners, LLC

Statement of Financial Condition
December 31, 2009

Assets	
Cash	$ 990,596
Receivables from broker-dealers and futures commission merchants, net	18,562,735
Receivables from affiliates and employees	883,519
Securities owned, at fair value	63,714,401
Prepaid expenses	708,107
Other assets	47,343
Total assets	$ 84,906,701
Liabilities and Member's Equity	
Liabilities	
Securities sold under agreements to repurchase	$ 65,228,785
Accounts payable, accrued compensation, payroll taxes, accrued expenses and other liabilities	6,625,127
Total liabilities	71,853,912
Commitments and contingent liabilities	
Member's equity	13,052,789
Total liabilities and member's equity	$ 84,906,701

The accompanying notes are an integral part of the statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Performance Trust Capital Partners, LLC (the Company) is an Illinois limited liability company formed on December 29, 2006, and is a wholly-owned subsidiary of PT Financial, LLC. The Company was formed for the purpose of conducting business as a broker-dealer in fixed income securities. Its customers are comprised primarily of banks and other financial institutions located throughout the United States. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirement of Paragraph (k)(2)(ii) provides that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

The Company's significant accounting policies are as follows:

Accounting policies: The Company follows accounting standards set by the Financial Accounting Standards Board (the FASB). The FASB sets generally accepted accounting principles (GAAP) that the Company follows to ensure consistent reporting of financial condition, results of operations, and cash flows. References to GAAP issued by the FASB in these footnotes are to the *FASB Accounting Standards Codification,*™ sometimes referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ending on or after September 15, 2009.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Revenue recognition: Profit and loss arising from all proprietary securities transactions are recorded on a trade date basis, as if they had settled. Interest income and expense are recognized on an accrual basis.

Securities owned: Securities owned are valued at fair value with the resulting net unrealized gains and losses included in principal trading income of the current period. Other financial instruments are recorded by the Company at contract amounts.

Repurchase agreements: Transactions involving sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to purchase the same or substantially the same securities before maturity at a fixed or determinable price.

Income taxes: FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no material uncertain income tax positions.

The Company is not subject to examination by U.S. federal or state tax authorities for tax years before 2007.

Subsequent events: The Company has evaluated subsequent events for potential recognition and/or disclosure through the date the financial statements were available to be issued.

Note 2. Receivables from Broker-Dealers and Futures Commission Merchants

Amounts outstanding at December 31, 2009, consist of the following:

Cash	$ 9,989,801
Unsettled transactions	6,492,099
Deposit at clearing broker	100,000
Receivable from futures commission merchants	573,218
Bond interest and principal receivable	885,417
Open trade equity on futures positions	151,562
Mortgage-backed TBA securities	370,638
	$ 18,562,735

Note 3. Securities Owned

Securities owned, at fair value at December 31, 2009, are summarized as follows:

Mortgage-backed securities	$ 56,775,283
State and municipal obligations	6,939,118
	$ 63,714,401

Note 4. Fair Value Measurements

As described in Note 1, the Company records its investments at fair value. Guidance provided by the FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives. As required by the guidance provided by the FASB, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Level 2. Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Note 4. Fair Value Measurements (Continued)

Level 3. Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies and general and limited partnership interests in corporate private equity and real estate funds, debt funds, funds of hedge funds and distressed debt.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Where quoted prices are available in an active market, securities are classified in Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government bonds and mortgage securities for which there are quoted prices in active markets. If quoted market prices are not available for the security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or the present value of anticipated cash flows assuming market discount rates of securities with similar terms and credit quality. Examples of such instruments are state and municipal obligations which would generally be classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. For instance, in the valuation of certain collateralized mortgage obligations, the determination of fair value may require benchmarking to similar instruments or analyzing default and recovery rates. Therefore, collateralized mortgage obligations are valued using market-standard models to model the specific collateral composition and cash flow structure of each deal; key inputs to the model are market spreads data for each credit rating, collateral type and other relevant contractual features.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:			
Mortgage-backed securities (Note 3)	$ -	$ 54,328,036	$ 2,447,247
State and municipal obligations (Note 3)	-	6,939,118	-
Receivables from broker-dealers and futures commission merchants:			
Open trade equity on futures positions (Note 6)	151,562	-	-
Mortgage-backed TBA securities (Note 6)	370,638	-	-

Note 5. Securities Sold Under Agreements to Repurchase

The Company has entered into master repurchase agreements with financial service companies. Under these agreements, the Company is allowed to sell up to $125,000,000 of securities under agreements to repurchase. Amounts received under these agreements represent short-term financing arrangements. The agreements are collateralized by securities with a fair value of approximately $67,000,000 at December 31, 2009. The Company reports the securities owned it has pledged as collateral on secured borrowings as assets on the statement of financial condition because the secured party cannot sell the securities and the Company can substitute collateral or otherwise redeem it on short notice. These agreements bear interest at a variable market rate and have an open maturity date.

Note 6. Derivative Instruments

The Company uses derivative financial instruments to hedge market risk, primarily due to fluctuations in interest rates, in its securities inventory. The Company does not apply hedge accounting as defined by FASB as all financial instruments are marked to market with changes in fair values reflected in the statement of operations. These derivative contracts are recorded on the statement of financial condition in receivables from broker-dealers and futures commission merchants, net.

As of December 31, 2009 and for the year then ended, the Company's derivative activities used to manage interest rate risk had the following impact on the statement of financial condition:

Statement of Financial Condition:

Type	Fair Value	Notional Value
Receivables from broker-dealers and futures commission merchants		
Futures open trade equity	$ 151,562	$ 12,800,000
Mortgage-backed TBA securities	370,638	29,000,000

In 2009, the Company traded futures contracts with notional values of approximately $28,000,000 per month. The Company also traded mortgage-backed TBA securities with notional values of approximately $132,000,000 per month.

Note 7. Retirement Plans

The Company has a combination cash balance pension / 401(k) profit sharing plan that covers substantially all employees. Company contributions are made at the discretion of the Board of Directors. Eligible employees may also contribute amounts to the plan subject to the applicable 401(k) limitations. At December 31, 2009, accruals totaling $253,750 and $250,000, respectively, were recorded for the profit sharing and cash balance plans.

The cash balance pension plan (cash plan)'s investment strategy is to primarily invest in cash equivalents and limited liability companies (LLCs). Interest income is recognized on an accrual basis. Investments in LLCs are valued at fair value based on the applicable percentage ownership of each underlying LLC's net assets as of December 31, 2009. In determining fair value, the cash plan utilizes valuations provided by the LLCs. The LLCs value securities and other financial instruments on the fair value basis of accounting. The estimated fair values of certain investments of the LLCs, which may include private placements and other securities for which prices are not readily available, are determined by the general partner or sponsor of the respective LLC and may not reflect amounts that could be realized upon immediate sale, nor amounts that ultimately may be realized. Accordingly, the estimated fair values may differ significantly from the values that would have been used had a ready market existed for these investments.

Note 7. Retirement Plans (Continued)

The fair value of the cash plan investments in LLCs generally represents the amount the cash plan would expect to receive if it were to liquidate its investment in the LLCs, excluding any redemption charges that may apply.

Following is certain information required to be disclosed in conjunction with the cash plan at December 31, 2009:

Projected benefit obligation	$	1,768,666
Plan assets at fair value		1,750,003
Funded status	$	(18,663)

All contributions made in 2009 to the cash plan were made by the employer. The cash plan does not expect to pay benefits for each of the next ten years (2010 to 2019). The cash plan's estimated contribution for 2010 is expected to approximate the contribution made in 2009, subject to the future return on plan assets recorded in 2010. The cash plan does not anticipate any of the plan assets being returned to the Company during 2010. The cash plan's weighted average assumed discount rate used was 5% and the cash plan was 99% funded at December 31, 2009.

The following table presents the cash plan's fair value hierarchy measured at fair value on a recurring basis as of December 31, 2009:

	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash and cash equivalents	$ 1,350,003	$ -	$ -	$ 1,350,003
Receivable from Company	-	-	250,000	250,000
Investment in limited liability company	-	-	150,000	150,000
	$ 1,350,003	$ -	$ 400,000	$ 1,750,003

Note 8. Related-Party Transactions

The Company has an Expense Sharing, Licensing and Service Fee Agreement (Agreement) with Performance Trust Investment Advisors, LLC (PTIA). The Company and PTIA, a registered investment advisor, share common and identical ownership. Throughout the year, PTIA and the Company borrow from each other, as necessary. At December 31, 2009, PTIA owed the Company $409,033, which is included in receivables from affiliates and employees in the statement of financial condition.

The Company and PT Financial, LLC occasionally borrow from each other, as necessary. At December 31, 2009, PT Financial, LLC owed the Company $140,622, which is included in receivables from affiliates and employees in the statement of financial condition.

The Company acts as the paying agent for Performance Trust Value Partners, LLC (PTVP), a related party via common and identical ownership. At December 31, 2009, PTVP owed the Company $323,526, which is included in receivables from affiliates and employees in the statement of financial condition.

Note 9. Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

Securities transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreements, the Company is required to ensure the proper settlement of counterparty transactions as contractually obligated with the clearing brokers. In conjunction with the clearing brokers, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities with counterparties that consist primarily of broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function. Risk reports are produced and reviewed by management to mitigate market risk.

Since the Company does not clear its own securities and futures transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC.

Note 10. Commitments and Contingent Liabilities

The Company has a lease on its Chicago, Illinois office that expires on May 31, 2013, with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent and its proportionate share of the building's real estate taxes and operating expenses. Additionally, the Company has a lease on its Wheaton, Illinois office that expires on August 31, 2013, with a five-year renewal option at the fair market lease rate at that time. The Company is charged basic rent only for that facility. Office rent is expensed on the straight-line basis over the noncancelable term of the lease. Deferred rent payments, included in accounts payable, accrued compensation, payroll taxes, accrued expenses and other liabilities on the statement of financial condition, were $199,524 at December 31, 2009.

Future minimum lease commitments are:

Year ending December 31:	
2010	$ 780,766
2011	796,044
2012	811,943
2013	376,383
	$ 2,765,136

At December 31, 2009, the Company was party to a $330,000 unsecured letter of credit in support of its future lease obligations at its Chicago facility.

The Company is required to maintain a $100,000 deposit with one of its clearing broker-dealers.

Note 11. Indemnifications

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these agreements and has not recorded a contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Note 12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital of $7,003,410 which was $6,575,036 in excess of its required net capital of $428,374. The Company's net capital ratio was 0.92 to 1.

Performance Trust Capital Partners, LLC

Statement of Financial Condition Report
December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 47035

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01 / 01 / 09** (MM/DD/YY) AND ENDING **12 / 31 / 09** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Performance Trust Capital Partners, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

500 West Madison, Suite 350
(No. and Street)

Chicago	**Illinois**	**60661**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James V. Lorentsen — **312-521-1000**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name)*

One South Wacker Drive, Suite 800	**Chicago**	**Illinois**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **James V. Lorentsen**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Performance Trust Capital Partners, LLC**, as of **December 31, 2009,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

"OFFICIAL SEAL"
DAVID F. WILDING
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 10/31/2010

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Consolidated Statement of Financial Condition.
- ☐ (c) Consolidated Statement of Operations.
- ☐ (d) Consolidated Statement of Cash Flows.
- ☐ (e) Consolidated Statement of Changes in Stockholders' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

February 26, 2010

To the Member
Performance Trust Capital Partners, LLC
Chicago, Illinois

Attention: Rich Berg

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009, to December 31, 2009, which were agreed to by Performance Trust Capital Partners, LLC (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences.
2. Compared the total revenue amounts of the audited financial statements for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.
3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Chicago, Illinois
February 26, 2010

SIPC-7T
(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T
(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047035 FINRA DEC
PERFORMANCE TRUST CAPITAL PARTNERS LLC 8*8
500 W MADISON ST STE 350
CHICAGO IL 60661-4545

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Ed Thill 312-521-1114

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 193,893

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (86,794)

12/2/09
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 107,099

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 107,099

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 107,099

H. Overpayment carried forward $(__________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Performance Trust Capital Partners, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of February, 20 10.

Controller
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 2009
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 79,189,895

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Revenue from non-securities business including bank issued products and bank loans 866,568

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 766,260

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) 766,260

Total deductions 1,632,828

2d. SIPC Net Operating Revenues $ 77,557,067

2e. General Assessment @ .0025 $ 193,893

(to page 1 but not less than $150 minimum)